Filed by Veritas Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Precise Software Solutions Ltd.
Commission File No.: 333-103911

NOTICE OF GUARANTEED DELIVERY

(Not To Be Used For Signature Guarantees)

of

Ordinary Shares of

PRECISE SOFTWARE SOLUTIONS LTD.

Pursuant to the Letter of Transmittal and Election Form

       This form or a facsimile hereof must be used to make the election if:

(a)	share certificates representing ordinary shares of Precise Software Solutions Ltd. are not immediately available,

(b)	share certificates representing ordinary shares of Precise Software Solutions Ltd. cannot be delivered to the Exchange Agent by 5:00 p.m., New York City Time, June 27, 2003 (the “Election Date”), or

(c)	the procedure for book-entry transfer cannot be completed on a timely basis.

      This form, properly completed and duly executed, may be delivered by mail, overnight delivery, hand or facsimile transmission to the Exchange Agent.

The Exchange Agent is:

Mellon Investor Services LLC

By Certified or Registered Mail:	By Overnight Delivery:	By Hand:
Mellon Investor Services LLC Reorganization Department Post Office Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Reorganization Department Mail Stop — Reorg. 85 Challenger Road, Ridgefield Park, NJ 07660	Mellon Investor Services LLC 120 Broadway 13th Floor New York, NY 10271

By Facsimile Transmission:

(201) 296-4293

Confirm Receipt of Facsimile by Telephone:

(201) 296-4860

      Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than as set forth above does not constitute valid delivery.

      This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal and Election Form is required to be guaranteed by an “eligible institution” under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal and Election Form.

Ladies and Gentlemen:

      In connection with the proposed merger (the “Merger”) of Argon Merger Sub Ltd., a company organized under the laws of Israel and a wholly-owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS”), with and into Precise Software Solutions Ltd., a company organized under the laws of Israel (“Precise”), pursuant to that certain Agreement and Plan of Merger dated as of December 19, 2002, as it may be amended from time to time (the “Merger Agreement”), the undersigned hereby: (1) submits his, her or its share certificate(s) representing the Precise ordinary shares more fully described below (each, a “Precise Share”) pursuant to the guaranteed delivery procedures set forth below and (2) subject to the completion of the Merger, directs that each such Precise Share be exchanged in accordance with the election to receive either cash or cash and shares of VERITAS common stock (the “Election”), if any, made by the undersigned below in the accompanying Letter of Transmittal and Election Form.

(Please type or print)
Certificate Nos. (if available): No. of Shares: Name(s) Address Area Code(s) and Telephone Number(s)	----------------------------------------------
Signature(s)
----------------------------------------------
Dated:
If Shares will be delivered by book entry transfer,
fill in the applicable account number below:
The Depository Trust Company
DTC Account No.:
Transaction Code No.:

GUARANTEED DELIVERY PROCEDURE

      To make an effective Election, you must submit a properly completed Letter of Transmittal and Election Form, along with share certificates representing all of your Precise Shares covered by the Election or an appropriate guarantee of delivery to the Exchange Agent on or before 5:00 p.m., New York City time, on June 27, 2003. If you do not submit an Election, you will receive instructions from the Exchange Agent on where to surrender your Precise share certificates after the Merger is completed and you will be entitled only to receive the Cash Consideration (as defined in the Letter of Transmittal and Election Form) in exchange for your Precise Shares, even if the per share value of the Mixed Consideration (as defined in the Letter of Transmittal and Election Form) is higher than the per share value of the Cash Consideration. Persons whose certificates are not immediately available also may make an election by completing the Letter of Transmittal and Election Form (or a facsimile thereof) and submitting it to the Exchange Agent by the Election Date along with and by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the certificates, the delivery of which is hereby guaranteed, are in fact delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on July 7, 2003 (the “Guaranteed Delivery Deadline”)).

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DELIVERY GUARANTEE

(NOT TO BE USED FOR A SIGNATURE GUARANTEE)

      THE UNDERSIGNED IS A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN “ELIGIBLE GUARANTOR INSTITUTION,” AS SUCH TERM IS DEFINED IN RULE 17AD-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN “ELIGIBLE INSTITUTION”), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ELECTION FORM INTO THE EXCHANGE AGENT’S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND ELECTION FORM (OR FACSIMILE THEREOF) AND ANY OTHER REQUIRED DOCUMENTS, ALL BY JUNE 27, 2003.

      The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal and Election Form and certificates representing shares to the Exchange Agent within the time period set forth herein. Failure to do so could result in a financial loss to such Eligible Institution.

Authorized Signature:

Name:

(Please Print)
Title:

Name of Firm:

Address:

(Including Zip Code)
Area Code and Telephone Number:

Date:

* * * * * * *

      IN CONNECTION WITH THE PROPOSED MERGER WITH PRECISE, VERITAS HAS FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PROXY STATEMENT/ PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS FILED BY WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/ PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VERITAS SOFTWARE AND PRECISE.

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